Exhibit 99.3

APHRIA INC.

ANNUAL INFORMATION FORM

For the fiscal year ended May 31, 2018

DATED: July 31, 2018

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	3
FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	6
Qualifying Transaction	6
Licences	6
Expansion and Property Acquisitions	7
Regulatory Developments	9
Recent Business	14
DESCRIPTION OF THE BUSINESS	17
Company Overview	17
Licence and Regulations	18
Reporting Requirements under the ACMPR	20
Principal Products	23
Distribution	23
Operations	23
Storage and Security	24
Specialized Skill and Knowledge	24
Competitive Conditions	25
Employees	25
RISK FACTORS	26
DIVIDENDS	43
CAPITAL STRUCTURE	43
MARKET FOR SECURITIES	43
PRIOR SALES	44
ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	46
DIRECTORS AND OFFICERS	47
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	53
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	53
TRANFER AGENT AND REGISTAR	53
MATERIAL CONTRACTS	53
AUDIT COMMITTEE INFORMATION	54
INTERESTS OF EXPERTS	55
ADDITIONAL INFORMATION	55

ANNUAL INFORMATION FORM

In this annual information form (“Annual Information Form”), unless otherwise noted or the context indicates otherwise, the “Company”, “Aphria”, “we”, “us” and “our” refer to Aphria Inc. and its principal wholly-owned subsidiary, Pure Natures Wellness Inc. d/b/a Aphria and the term “cannabis” has the meaning given to the term “marihuana” in the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). All financial information in this Annual Information Form is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. The information contained herein is dated as of May 31, 2018 unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this Annual Information Form are made only as of the date of this Annual Information Form. Forward-looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•                  the performance of the Company’s business and operations;

•                  the intention to grow the business and operations of the Company;

•                  the Company’s intentions to complete Parts IV & V Expansion (as defined herein), the intention to complete Aphria Diamond (as defined herein), the respective costs and anticipated timing associated therewith, and receipt of approval from Health Canada in relation to such expansions;

•                  the anticipated timing to complete construction in connection with Parts IV & V Expansion and the Aphria Diamond Retro-fit;

•                  underlying market conditions continuing to demonstrate a reasonable basis to execute on Parts IV & V Expansion and the Aphria Diamond Retro-fit;

•                  the expected growth in the amount of medical cannabis sold by the Company;

•                  the expected growth in the Company’s growing capacity;

•                  expectations with respect to future production costs;

•                  expectations with respect to the renewal and/or extension of the Company’s licences;

•                  the number of grams of medical cannabis used by each patient;

•                  the methods used by the Company to deliver medical cannabis;

•                  the competitive conditions of the industry;

•                  any commentary related to the legalization of cannabis and the timing related thereto;

•                  the applicable laws, regulations and any amendments thereof;

•                  the competitive and business strategies of the Company;

•                  the Company’s investments in the United States, the characterization and consequences of those investments under federal law, and the framework for the enforcement of medical cannabis and cannabis-related offenses in the United States;

•                  the grant and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof; and

•                  the anticipated future gross margins of the Company’s operations.

Certain forward-looking statements and forward-looking information and other information contained herein concerning the medical cannabis industry and the general expectations of Aphria concerning the medical cannabis industry are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this Annual Information Form under “Description of the Business” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve forward-looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

CORPORATE STRUCTURE

Aphria Inc. was incorporated under the Business Corporations Act (Alberta) on June 22, 2011 as Black Sparrow Capital Corp. (“Black Sparrow”, a capital pool company listed on the TSX Venture Exchange (the “TSXV”). 2427745 Ontario Inc. (“Subco”), a wholly-owned subsidiary of Black Sparrow, was incorporated on July 24, 2014 in order to effect a business combination with Pure Natures Wellness Inc. d/b/a Aphria (“Pure

Natures”) whereby Black Sparrow would acquire all of the issued and outstanding shares of Pure Natures pursuant to a court-approved plan of arrangement. Pure Natures amalgamated with Subco under the Ontario Business Corporations Act (“OBCA”) to form a wholly owned subsidiary of Black Sparrow, and together with Black Sparrow, was continued in Ontario on December 1, 2014 as “Aphria Inc.” under the OBCA. On March 22, 2017, Aphria graduated from the TSXV to the Toronto Stock Exchange (“TSX”). The Company’s common shares (the “Common Shares”) are listed under the symbol “APH” on the TSX and under the symbol “APHQF” on the OTCQB.

The Company is licensed to produce and sell medical cannabis in Canada. The Company has wholly-owned and majority owned subsidiaries in foreign jurisdictions establishing operations to import, produce and / or sell medical cannabis, in federally legal jurisdictions, including Germany, Italy, Lesotho, Malta. In addition, the Company maintains investments in business licensed to import, produce and / or sell medical cannabis in Australia and the United States. The Company notes that its investment in the United States is in a jurisdiction which is not federally legal, however, the Company’s investments operate in states for which it is legal to operate a medical cannabis business.

In Canada, the Company is licensed to produce and sell medical cannabis as a Licensed Producer under the provisions of the ACMPR. The Company’s Leamington location received its initial licence to produce and sell medical cannabis on November 26, 2014. The Company’s BC location, Broken Coast Cannabis, received its initial licence to produce and sell medical cannabis on March 1, 2014. For a further description of the Company’s licences, see General Development of the Business — Licences and Description of the Business — License and Regulations.

Aphria’s operations are based in Leamington, Ontario. Our head office is located at 245 Talbot St W, Suite 103, Leamington, ON N8H 1N8 and our registered office is located at c/o 5300 Commerce Court West, 199 Bay Street, Toronto, ON, M5L 1B9. Our telephone number is (844) 427-4742 and our corporate website is http://www.aphria.ca/

The following chart illustrates, as of the date hereof, the Company’s corporate structure, together with the place of incorporation/governing law of each subsidiary. Unless otherwise indicated, each subsidiary is wholly-owned by the Company.

1 Nuuvera Malta Ltd. is a holding company having no active operations and no business other than holding shares of ASG Pharma Ltd.

GENERAL DEVELOPMENT OF THE BUSINESS

Qualifying Transaction

On July 31, 2014, Black Sparrow and Pure Natures entered into a business combination agreement pursuant to which Black Sparrow agreed, among other things, to change its name to “Aphria Inc.”, to continue under the OBCA and to effect a consolidation of the outstanding Black Sparrow common shares on a 10 to 1 basis. Under the agreement, Black Sparrow acquired all of the outstanding shares of Pure Natures by way of a three-cornered amalgamation pursuant to which Black Sparrow was continued in Ontario on December 1, 2014 under the OBCA and on December 2, 2014, Black Sparrow completed its Qualifying Transaction, as defined under the policies of the TSXV, with Pure Natures.

Licences

On November 26, 2014, Aphria received its licence from Health Canada to cultivate and sell cannabis under the MMPR. Prior to receiving its final licence to distribute medical cannabis, Aphria was operating under a partial licence at its facility in Leamington. In February 2015, the Company successfully amended its licence with Health Canada to allow for wholesale shipping within Canada of medical cannabis plant cuttings. In March 2015, the Company amended its licence to allow for wholesale shipping of medical cannabis in dried bud form. In December 2015, Health Canada amended the Company’s licence to produce and sell medical cannabis, increasing the Company’s production and selling limits during the licence term. In February 2016, Health Canada amended the Company’s licence to produce medical cannabis by approving the Company’s Part I Expansion (defined below) for growing medical cannabis. In May 2017, Health Canada amended the Company’s licence in connection with the approval of the Part II Expansion (as defined below) and issued an amended licence pursuant to the Access to Cannabis for Medical Purposes Regulations ( the “ACMPR”).

On August 26, 2015, the Company received from Health Canada a licence to produce (and only produce) cannabis oil extracts under the section 56 exemption the (the “Section 56 Exemption”) of the Controlled Drugs and Substances Act (the “CDSA”). On August 17, 2016, Aphria announce that Health Canada amended the Company’s licence to allow it to sell cannabis oil extracts.

Aphria’s licence currently does not contain a cap on production or sales but is based on the Company storing no more than 6,875 kilograms and/or the kilogram equivalent of cannabis oil in its vaults at any given time (the “Licence”). The Licence has a current term that ends on September 25, 2019. On March 13, 2018, the Company received a licence amendment from Health Canada that provides Aphria with additional production space of 200,000 square feet, as part of its Part III Expansion at its facility in Leamington, Ontario. The licence is set to expire on September 25, 2019. In addition to the licence for the facility in Leamington, Ontario, the Company equally holds a producer licence issued pursuant to the ACMPR in the name of its 99.86% owned subsidiary, Broken Coast Cannabis Ltd. (“Broken Coast”).

Broken Coast operates a fully licensed indoor cannabis production facility on Vancouver Island. Currently 26,000 sq. ft, the facility is undergoing an expansion that is near complete and will bring the total square footage to 44, 000 sq ft. capable of producing a cumulative 4,500 kgs per year. The facility sits on 4.5 acre parcel of owned land that has the necessary surrounding infrastructure to support further expansion. Broken Coast’s Licence under the ACMPR was recently renewed on April 20, 2018 and incorporated the approval of a licence amendment from Health Canada that provided Broken Coast with an additional 18,000 sq. ft of production space as part of its Phase II expansion, bringing total production space to 44, 000 sq. ft. As a result of the amendment, Broken Coast’s capacity can attain up to 4,500 kg annually.

It is anticipated that Health Canada will extend or renew the Licence at the end of its current term. See Risk Factors — Reliance on Licence. Medical cannabis cultivated by Aphria is processed for sale or wholesale distribution to other Licensed Producers. Aphria may sell medical cannabis to patients who have obtained a valid prescription from a doctor or authorized health care professional or to other Licensed Producers.

On November 23, 2017, Aphria was issued a dealer licence by Health Canada pursuant to the CDSA. Under the Dealer Licence, the Company is permitted to possess, sell and transport medical cannabis oil and resin to international markets, including the shipment of product of research and development purposes to regions such as Australia, Germany, Argentina and Italy.

In addition, Aphria’s indirect wholly-owned subsidiary, Avanti RX Analytics Inc. (“Avanti”), currently holds four licences: (i) a Dealer Licence; (ii) an Establishment Licence; (iii) a Site Licence; and (iv) a Medical Device Establishment Licence. Each of the foregoing licences is issued pursuant to the Food and Drugs Act and related regulations, namely the Food and Drug Regulations (the “FDR”), the Natural Health Products Regulations and the Medical Devices Regulations, respectively

On March 16, 2018, Aphria announced that it had received third-party independent GMP certification of its Leamington, Ontario growing and processing facilities. The certification is for the current GMP standards of CFR 21 parts 210/211 established by the United States Food and Drug Administration for Active Pharmaceutical Ingredients and Finished Pharmaceuticals.

Expansion and Property Acquisitions

In March 2015, Aphria’s board of directors (the “Board”) approved a two-part expansion. The first part of the Company’s greenhouse expansion (“Part I Expansion”) involved the retrofit of three existing greenhouses adjacent to the current facilities for an additional 20,700 square feet, for a total annual growing capacity of approximately 2,500 kilograms, and also involved Aphria building a research & development laboratory and investing in related advanced equipment at its Leamington, Ontario facility. Part I Expansion was completed in October 2015. Subsequently, on February 7, 2016, Health Canada amended the Company’s Licence to approve the use of Part I Expansion for the purposes of growing medical cannabis.

The second part (the “Part II Expansion”) was approved by the Board on June 2, 2016 and the Company began construction of the $10 million fully-funded capital project on July 1, 2016. On May 15, 2017 Health Canada approved the greenhouse portion of the Part II Expansion, which added an incremental 57,000 square feet of greenhouse capacity and a “level nine” vault. Part II Expansion increased the Company’s production capacity for medical cannabis to approximately 8,000 kilograms on an annualized basis. The Part II Expansion also includes 8,000 square feet of corporate office space and electrical and sewer upgrades necessary for the operation of the Company’s current and future greenhouse space. Part II Expansion, with respect to the corporate office space, has recently begun with the hiring of an architect to design the space. The Company currently anticipates commencing the office space portion of Part II Expansion in September 2017. Part II Expansion, with respect to the electrical and sewer upgrades, is currently on hold as a result of Hydro One indicating that the earliest they can complete the upgrades is March 2018. The Company continues to explore alternative sources of power including a larger cogeneration project as part of the Part IV Expansion (as defined below).

On June 30, 2016, Aphria acquired the greenhouse facilities it previously leased from Cacciavillani and F.M. Farms Ltd. operating as CF Greenhouses (“CF Greenhouses”) and terminated the existing lease agreement for total consideration of $6.1 million. CF Greenhouses is a greenhouse growing company controlled in part by Cole Cacciavillani, Director and Chief Operating Officer of Aphria. As a result of the acquisition, Aphria now owns a total of 360,000 square feet of production space located on 36 acres of land (the “Greenhouse Property”). The $6.1 million purchase price was satisfied by a $3.25 million cash payment and CF Greenhouses assuming a vendor take back mortgage, in the amount of $2.85 million, with a 5-year amortization period and bearing interest at 6.75%.

On July 22, 2016, Aphria closed a financing comprised of three separate facilities (a mortgage, a term loan and an operating line of credit) totaling $6,000,000 with WFCU Credit Union (the “WFCU Facility”). The mortgage facility is for $3,750,000, bearing interest at 3.95%, with a 20-year amortization and a 5-year term (the “Mortgage Facility”). The term loan is for $1,250,000 bearing interest at 3.99%, with a 10-year amortization and a 5-year term (the “Term Loan”). The operating line of credit is for $1,000,000, bearing interest at WFCU’s prime lending rate plus 75 basis points and revolves annually (the “Line of Credit”). Aphria used $3.25 million of the WFCU Facility to fund the acquisition of the Greenhouse Property (as defined above) and has allocated the remaining $1.75 million of the drawn portion of the WFCU Facility towards capital projects in 2017 unrelated to Part II Expansion, Part III Expansion or Part IV Expansion. The Line of Credit remains undrawn and available to the Company for future use.

On August 19, 2016, Aphria entered into an agreement to purchase 11 acres of additional greenhouse property adjacent to its existing campus from DiNiro Farms Inc. for a $2,100,000 cash payment. The property consists of 345,000 square feet of existing greenhouse space which the Company demolished as part of Part IV Expansion. Concurrently with the closing of this transaction, the abutting property was merged into Aphria’s existing municipal address, thereby avoiding the need to apply for a new Health Canada site licence.

On September 16, 2016, the Board approved the commencement of a fully-funded $24.5 million capital project (“Part III Expansion”), which the Company anticipates will increase its capacity under the ACMPR from 100,000 square feet to 300,000 square feet and its growing capabilities from 8,000 kilograms (following Part II Expansion) to 22,000 kilograms annually. The project includes (1) 200,000 square feet of state-of-the-art greenhouses built up to the current standards of greenhouse operations in Leamington, (2) 21,000 square feet of infrastructure, (3) an additional four “Level 9” vaults, (4) automation for both the greenhouses and processing areas, and (5) security consistent with ACMPR standards. On March 13, 2018, Health Canada approved the Part III expansion and production within this area began immediately.

On December 14, 2016, Aphria entered into a purchase and sale agreement to acquire 200 acres of fully serviced vacant land for $6.24 million. As the land acquired is not adjacent to the Company’s existing operations, the Company will require a new site licence from Health Canada for the property. The purchase and sale closed on January 31, 2017.

On January 16, 2017, the Board approved the commencement of a $137 million capital project (“Part IV Expansion”). It was originally anticipated that Part IV Expansion would include approximately 350,000 square feet of state-of-the-art greenhouses, approximately 160,000 square feet of infrastructure, and the purchase and development of additional land, with a total cost between $70 million to $90 million; however, following further internal review and consultation, the Company has since increased the scope of the expansion to meet anticipated demand. Part IV Expansion is now fully-funded and anticipated to include (1) 700,000 square feet of state-of-the-art greenhouses built up to the current standards of greenhouses operations in Leamington, for total greenhouse growing space of 1,000,000 square feet, (2) 230,000 square feet of infrastructure, including a 15 MW power co-generation facility designed to provide supplemental power to the Greenhouse Property to support existing operations and potential future operations currently contemplated on the existing Greenhouse Property, (3) 10 additional “Level 9” vaults, (4) additional automation of greenhouses and warehouse facilities, and (5) security consistent with ACMPR standards. Part IV Expansion is expected to be completed within 15 months and is expected to provide an additional 53,000 kilograms of annual production capacity, subject to the receipt of necessary Health Canada approvals to increase Aphria’s capacity under its Licence. The Company expects the first sale of product grown in the Part III Expansion to occur in late January 2019.

The Company continues to refine and improve its industry leading greenhouse agricultural growing practices, combined with unique engineering changes embedded in its expansions, presently underway. Management believes that once full crop rotation has been attained after Part IV expansion is complete, annualized capacity will exceed 100,000 kilograms. Supporting management’s revised capacity projections are recent yield improvements resulting from the introduction of new lighting strategies, growing techniques and leveraging other “unique to greenhouse” strengths.

Effective February 1, 2018, Aphria acquired 99.86% of all of the issued and outstanding Class A common shares of Broken Coast, as well as all of the issued and outstanding shares of Cannan Growers Inc. (“Cannan”). The closing was effected pursuant to the terms of a definitive share purchase agreement dated February 13, 2018 (the “SPA”) by and among the Company and the vendors party. Pursuant to the SPA, the Company acquired 99.86% of the Class A common shares of Broken Coast and all of the issued and outstanding shares of Cannan, for an aggregate purchase price of approximately CAN$217 million, subject to customary adjustments. The purchase price has been satisfied by Aphria issuing to the Broken Coast and Cannan an aggregate of 14,373,675 common shares in the capital of the Company. The total transaction value was approximately $239 million, with $10 million paid in cash and the remainder in Aphria shares at a deemed price of $15.09. The purchase by the Company of Broken Coast: (i) increases the Company’s leading market position and geographic diversification; (ii) establish brand and solidified recreational positioning; (iii) adds to the Company’s current genetic library and helps differentiate its product offering; (iv) combines production practice and proprietary technical know-how; and (vi) brings on board a highly experienced management team with West Coast foothold.

On January 8, 2018, the Company further entered into a strategic relation to form “Aphria Diamond” with Double Diamond Farms, a Leamington greenhouse grower, to provide an additional 120,000 kgs of annual cannabis production. The deal is expected to increase the Company’s production capacity. The share ownership of Aphria Diamond is 51% the Company and 49% Double Diamond Farms, where Double Diamond is supplying the land, new state of the art Dutch style greenhouses, existing infrastructure and employees for the venture. The Company, holding a controlling 51% interest, will supply its Standard Operating Procedures (“SOPs”), quality oversight and will apply for a second Health Canada cultivation licence for the site. The 100 acre site is located on Highway 77 in Leamington, Ontario and has never had another crop planted inside and abuts the Company’s existing second campus.

Please see “General Development of the Business — Recent Business” below for additional discussion on expansions and property acquisitions that occurred during the most recently completed fiscal year ending May 31, 2018.

Regulatory Developments

On August 24, 2016, the ACMPR replaced the MMPR as the governing regulations in respect of the production, sale and distribution of medical cannabis and related oil extracts. The replacement regulations were implemented as a result of the ruling by the Federal Court of Canada in the case of Allard v Canada (the “Allard Decision”) which found the MMPR unconstitutional in violation of the plaintiffs’ rights under section 7 of the Charter of Rights and Freedoms due to the restrictions placed on a patient’s ability to reasonably access medical cannabis.

The ACMPR effectively combines the regulations and requirements of the MMPR, the Marihuana Medical Access Regulations (“MMAR”) and the Section 56 Exemptions relating to cannabis oil under the CDSA into one set of regulations. In addition, among other things, the ACMPR sets out the process patients are required to follow to obtain authorization from Health Canada to grow cannabis and to acquire seeds or plants from Licensed Producers to grow their own cannabis. Under the ACMPR, patients have three options for obtaining cannabis:

(a)                                 they can continue to access quality-controlled cannabis by registering with Licensed Producers;

(b)                                 they can register with Health Canada to produce a limited amount of cannabis for their own medical purposes; or

(c)                                  they can designate someone else to produce it for them.

With respect to (b) and (c), starting materials, such as plants or seeds, must be obtained from Licensed Producers. It is possible that (b) and (c) could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. That said, management of the Company believes that many patients may be deterred from opting to proceed with options (b) or (c) since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis. Further details on the ACMPR are found below under Description of the Business — Licence and Regulation.

On November 27, 2017, the House of Commons passed Bill C-45 and on June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. The Cannabis Act will come into force on October 17, 2018. On July 11, 2018, the regulations issued pursuant to the Cannabis Act (the “Regulations”) were released by the government setting forth:

1.              Licences, Permits and Authorizations;

2.              Security Clearances

3.              Cannabis Tracking System;

4.              Cannabis Products;

5.              Packaging and Labelling;

6.              Cannabis for Medical Purposes; and

7.              Health Products and Cosmetics Containing Cannabis.

Licences, Permits and Authorizations

The Regulations establish different types of authorizations based on the activity being undertaken and, in some cases, the scale of the activity. Rules and requirements for different categories of authorized activities are intended to be proportional to the public health and safety risks posed by each category of activity. The types of authorizations include: (i) cultivation; (ii) processing; (iii) sale to the public for medical purposes and non-medical purposes in provinces and territories that have not enacted a retail framework; (iv) analytical testing; (v) import/export; and (vi) research.

Cultivation licences would allow for both large-scale and small-scale (i.e. micro) growing of cannabis, subject to a stipulated threshold. Industrial hemp and nursery licenses would also be issued as a subset of cultivation licences. Health Canada is considering a number of options for establishing and defining a “micro-cultivator” threshold, such as plant count, size of growing area, total production, or gross revenue. Part of the stated purpose of the Regulations is to solicit feedback from interested stakeholders regarding the most appropriate basis for determining what such threshold should be.

The Regulations provide that all licences issued under the Cannabis Act would be valid for a period of no more than five years and that no licenced activity could be conducted in a dwelling-house. The Regulations would also permit both outdoor and indoor cultivation of cannabis. The implications of the proposal to allow outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor growing.

Security Clearances

Select personnel (including individuals occupying a “key position”, directors, officers, large shareholders and individuals identified by the Minister of Health) associated with certain licences issued under the Cannabis Act would be obliged to hold a valid security clearance issued by the Minister of Health. The Regulations would enable the Minister of Health to refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences. This is the approach in place today under the ACMPR and other related regulations governing the licensed production of cannabis for medical purposes.

Health Canada acknowledges in the Regulations that there are individuals who may have histories of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) who may seek to obtain a security clearance so they can participate in the legal cannabis industry. Under the new set of rules, the Minister of Health would be authorized to grant security clearances to any individual on a case-by-case basis.

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health would be authorized to establish and maintain a national cannabis tracking system. The purpose of this system would be to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the legal market. The Regulations will provide the Minister of Health with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

Cannabis Products

The Regulations would permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) would only be permitted within one year following the coming into force of the Cannabis Act.

The Regulations acknowledge that a range of product forms should be enabled to help the legal industry displace the illegal market. Additional product forms that are mentioned under the Regulations include “pre-rolled” cannabis and vaporization cartridges manufactured with dried cannabis. Specific details related to these new products are to be set out in a subsequent regulatory proposal.

Packaging and Labelling

The Regulations would set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements would promote informed consumer choice and allow for the safe handling and transportation of cannabis. Consistent with the requirements under the ACMPR, the Regulations would require all cannabis products to be packaged in a manner that is tamper-evident and child-resistant.

While minor allowances for branding would be permitted, Health Canada is proposing strict limits on the use of colours, graphics, and other special characteristics of packaging, and products would be required to be labelled with specific information about the product, contain mandatory health warnings similar to tobacco products, and be marked with a clearly recognizable standardized cannabis symbol.

Cannabis for Medical Purposes

The medical access regulatory framework will remain substantively the same as currently exists under the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system.

Health Products and Cosmetics Containing Cannabis

Health Canada is proposing a scientific, evidenced-based approach for the oversight of health products with cannabis that are approved with health claims, including prescription and non-prescription drugs, natural health products, veterinary drugs and veterinary health products, and medical devices. Under the Regulations, the use of cannabis-derived ingredients (other than certain hemp seed derivatives containing no more than 10 parts per million THC) in cosmetics, which is currently prohibited, is to be permitted and subject to provisions of the Cannabis Act.

Provincial Regulatory Framework

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the federal government, the Cannabis Act proposes that the provinces and territories of Canada will have authority to regulate other aspects of recreational cannabis (similar to what is currently the case for liquor and tobacco products), such as sale and distribution, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

To date, the Governments of Ontario, Manitoba, Alberta, New Brunswick, Québec, Newfoundland and Labrador, the Yukon, the Northwest Territories, Saskatchewan and British Columbia have announced proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes within those jurisdictions. Each of these Canadian jurisdictions has established a minimum age of 19 years old, except for Québec and Alberta, where the minimum age will be 18. The remaining Canadian jurisdictions (Prince Edward Island, Nova Scotia and Nunavut) have engaged in public consultation but have yet to announce a proposed approach to the sale and distribution model for recreational cannabis in their respective jurisdictions.

On September 8, 2017, the Ontario government announced its proposed retail and distribution model of legalized recreational cannabis to be modelled on the current Liquor Control Board of Ontario (“LCBO”) framework. On December 12, 2017, the Ontario government passed the Cannabis Act, 2017 (Ontario), which will regulate the lawful use, sale and distribution of cannabis for adult use in connection with the federal government’s proposed legalization. The Cannabis Act, 2017 (Ontario) proposes to, among other things:

•                  create a new provincial retailer, overseen by the LCBO, to manage the distribution of recreational cannabis through stand-alone stores and an LCBO-controlled online order and distribution service, which together, will comprise the only channels through which consumers in Ontario will be able to legally purchase recreational cannabis;

•                  set a minimum age of 19 to use, buy, possess and cultivate cannabis in Ontario; and

•                  ban the use of cannabis in public places, workplaces and motor vehicles in Ontario, as is the case with alcohol.

Other details of Ontario’s approach will be set out in regulations to the Cannabis Act, 2017 (Ontario) developed over winter 2018 for public comment. Ontario has announced that approximately 150 standalone stores will only sell cannabis (no cannabis will be sold alongside alcohol) to be opened by 2020, including 80 by July 1, 2019, serving all regions of the province. Online distribution will also be available across the province.

The Government of Manitoba has announced a “hybrid model” for cannabis distribution when cannabis for recreational purposes is legalized. The supply of cannabis in the Province of Manitoba will be secured and tracked by the Manitoba Liquor and Lotteries Corp., however private retail stores will also be permitted to sell recreational cannabis. Manitoba is currently accepting applications from retailers to open stores for the sale of cannabis for recreational purposes. This process was open until December 22, 2017, with retail stores scheduled to open as early as July 2, 2018.

The Government of Alberta has announced a draft cannabis framework providing for the purchase of cannabis products from retailers that will receive their products from a government-regulated distributor, similar to the distribution system currently in place for alcohol in the province. Only specialized retail outlets will be permitted to sell cannabis (online sales are being considered as a next phase). The Government of Alberta has not determined whether cannabis will be sold through government owned and operated stores or government-licensed and regulated private operators.

Similar to the approach taken by Ontario, the Province of New Brunswick announced that it will set up a network of tightly-controlled, stand-alone stores through the New Brunswick Liquor Corporation.

On November 16, 2017, the Government of Québec announced that the legal age for cannabis consumption in that province would be 18 years of age, and that it would create an agency to regulate sales as a parallel organization to its existing government-controlled alcohol sales regulator and chain of outlets commonly known in the province as the “SAQ”. Initial reports from the Québec government indicate that 15 government-run stores will be opened initially, with up to 150 additional retail outlets to open within the following two years.

In November 2017, Newfoundland and Labrador announced that recreational cannabis will be sold through private stores, with its crown-owned liquor corporation overseeing the distribution to private sellers who may sell to consumers. The Government of Newfoundland and Labrador has stated that the Newfoundland and Labrador Liquor Corporation will control the possession, sale and delivery of cannabis, and set prices. It will also be the initial online retailer, although licences may later be issued to private interests. The Government of Newfoundland and Labrador has issued a request for proposals for private retailers.

Similarly, the Yukon has released a “starting point” policy which limits the distribution and sale of recreational cannabis to government outlets and government-run online stores, and allows for the later development of private retailer operations.

The Government of the Northwest Territories has also announced its proposed approach for the distribution and sale of recreational cannabis which relies on the N.W.T. Liquor Commission to control the importation and distribution of cannabis, whether through retail outlets or by mail order service run by the liquor commission. Communities in the Northwest Territories will be able to hold a plebiscite to prohibit cannabis, similar to the options currently available to restrict alcohol.

The Government of British Columbia announced in December 2017 that recreational cannabis will be sold in that province through both public and privately operated stores, with the provincial Liquor Distribution Branch handling wholesale distribution.

The Government of Saskatchewan announced that recreational cannabis will be sold by private companies. The Saskatchewan Liquor and Gaming Authority will issue approximately 60 retail permits to private stores located in roughly 40 municipalities and First Nations across the province, with municipalities having the option of opting out of having a cannabis store if they choose.

There is no guarantee that the provincial and territorial frameworks supporting the legalization of cannabis for recreational use in Canada will be implemented on the terms outlined above or at all.

Recent Business

On August 15, 2017, the Company invested $11.5 million in HydRx Farms, Ltd. (o/a Scientus Pharma) (“Scientus Pharma”) by way of a senior, secured convertible debenture (“Debenture”). The Debenture has a two-year term, bears interest at the rate of 8% payable, paid semi-annually, is convertible into the common shares of Scientus Pharma at the rate of $2.75 a share and is secured by a first charge on all of the current and future assets of Scientus Pharma. To the best of the Company’s knowledge, Scientus Pharma does not have any exposure to the U.S. cannabis industry at this time.

On October 17, 2017, the Company entered into an agreement with Clarus Securities Inc., on behalf of a syndicate of underwriters for the purchase, on a “bought deal” basis of 11,034,500 common shares at the price of $7.25 per Common Share for the aggregate gross proceeds to the Company of C$80,000,125 wherein the Company used the net proceeds to develop infrastructure, including the purchase of capital and other equipment, the expansion of its geographic footprint in Canada, other strategic investments, and for general working capital purposes. The bought deal offering was successfully closed on November 7, 2017.

On October 25, 2017, Renah Persofsky and Shawn Dym were elected as new directors at the Aphria’s Annual and Special Meeting.

On December 4, 2017, Aphria entered into an agreement to become a medical cannabis supplier to Shoppers Drug Mart. Under the terms of the Agreement, the Company will supply Shoppers Drug mart with Aphria branded medical cannabis products. Subject to Health Canada’s approval of Shoppers Drug Mart as a licensed producer or the issuance of a sale licence under the Cannabis Act, come October 17, 2018, it is expected that Aphria product will be sold online.

On December 21, 2017, the Company announced a $10 million equity investment in the combined entity Hiku Brand Company Ltd. Created from the combination of TS BrandCo Holdings Inc. and DOJA Cannabis Company Limited. In addition to the contemplated equity investment, the Company further entered into a supply agreement with Hiku for dried cannabis in exchange for the issuance of 0.8 million units in Hiku,

On December 13, 2017, the Company entered into a subsequent agreement with Clarus Securities Inc., on behalf of a syndicate of underwriters for the purchase, on a “bought deal” basis of 7,272,740 common share, at the price of C$13.75 for aggregate gross proceeds to the Company of C$100,000,175. The net proceeds of the offering were intended to finance the construction of additional cannabis production facilities globally in both foreign and Canadian jurisdictions where cannabis is legally permitted. The offering of the deal closed on January 3, 2018.

On January 15, 2018, Aphria entered into a supply agreement with Australian based Althea Company Pty Ltd. And invested $2.5 million in Althea in exchange for 25% shareholdings. As part of the supply agreement, the Company will provide Althea with packaged co-branded cannabis oil and dried flower products for the Australian medical cannabis market. On April 24th, 2018, the Company completed its first shipment of medical cannabis to Althea.

On January 29, 2018 under a plan of arrangement under the Business Corporations Act (Ontario) the Company announced its acquisition of d 100% of the issued and outstanding shares (on a fully-diluted basis) of Nuuvera Inc. On March 23, 2018, the Company and Nuuvera completed a plan of arrangement. Under the terms of the plan of arrangement, each former Nuuvera shareholder received $0.62 in cash, plus 0.3546 of a common share of Aphria, for each Nuuvera Share held prior to the plan of arrangement. Nuuvera shares were subsequently delisted from the TSX Venture Exchange as of the close of trading on March 26, 2018.

On February 1, 2018, Aphria International, through Nuuvera Holdings Ltd. acquired all of the outstanding shares of FL for an aggregate purchase price of approximately €850,000, with potential contingent consideration of up to an additional €150,000, subject to adjustments in accordance with the underlying transaction agreement. Pursuant to the agreement, the contingent consideration was payable as follows: (i) €50,000 within five business days after the final determination of the purchase price; and (ii) €100,000 within 30 business days following the second anniversary of completion of the transaction, in each case subject to potential downward adjustments.

On February 2, 2018, Aphria announced that it had entered into a definitive share purchase agreement with Liberty to sell its interest in Copperstate Farms, LLC (“CSF”) and Copperstate Farms Investors LLC

(“Copperstate”) for a total purchase price of $20 million. The transaction was subject to the provisions of the respective operating agreements of CSF and Copperstate, including compliance with the provisions of, or receipt of duly executed waivers in respect of, rights of first refusal for the existing investors of Copperstate, which afforded such existing investors with the option to acquire Aphria’s interest in CSF and Copperstate. The rights of first refusal were subsequently exercised with the effect that Liberty will no longer acquire Aphria’s interest. The full divestiture of CSF and Copperstate is expected to be completed on or before June 30, 2018. On February 28, 2018, CSF repaid Aphria US$500,000 under the terms of its convertible debenture financing. On May 15, 2018, CSF and Copperstate notified Aphria that certain members of each entity were exercising their right of first refusal on the previously announced divestiture of Aphria’s membership interests in CSF and Copperstate. As part of the notice, CSF, Copperstate and the Company agreed that the divestiture would occur on or before June 30, 2018 and each party agreed that the convertible debenture’s May 15, 2018 payment date would be postponed until June 30, 2018. All other terms of the convertible debenture remained the same.

On February 5, 2018, Aphria entered into the Agreement to sell all of its shares in Liberty that are not subject to CSE escrow requirements. Each of Michael Serruya, Simon Serruya and Jack Serruya are purchasing 80% of all transferred shares from Aphria individually or through an affiliate. The remaining 20% is being purchased by an affiliate of Delavaco Capital owned and/or controlled by Catherine DeFrancesco. After the transaction, the Company will retain an ownership position of 28.1% of the issued and outstanding shares of Liberty.

As part of the transaction, Liberty retains the right to continued use of Aphria’s trademarks and preserves its interest in the Aphria Know-How System (the “License”). Aphria divested these 26,716,025 shares in Liberty at a price of $1.25 per share, a discount of approximately 12% to the market close on February 2, 2018, in exchange for short-term notes for $33,395,031. The short-term notes are noninterest bearing and due on February 26, 2018. As security for the notes, each of the buyers provided Aphria a guarantee. The transaction also includes a call / put option for the remainder of Aphria’s shares, which are currently subject to the Canadian Securities Exchange (““CSE”) mandatory escrow requirements. As each new tranche of shares becomes freely trading, the agreement governing. The call / put option (the “Option Agreement”) results in the buyers acquiring the newly freely trading shares at an 18% discount to the market price of Liberty, based on Liberty’s 10 day volume weighted trading price. As security for the Option Agreement, each of the buyers provided Aphria with a guarantee. The transaction includes an opt-out for Aphria’s benefit in the event that the Toronto Stock Exchange (“TSX”) amends their regulations such that it permits U.S. based cannabis investments and in such instance the Option Agreement would be automatically terminated (the “Opt-Out”). In the event the Opt-Out is exercised, Aphria has agreed to pay the buyers, on a pro-rated basis, a $2.5 million termination fee.

On March 21, 2018, the Company announced that it signed an exclusive supply agreement with an Argentinian-based pharmaceutical import and distribution company, ABP Pharma, which is licensed to import, sell and distribute medical products and derivatives in Argentina. Under the terms of the agreement, Aphria will be the exclusive supplier of cannabis products to the importer to the Argentina market.

On April 11, 2018, the Company announced that it finalized a three-year supply agreement with the Société des alcools du Québec for up to 12,000 kilograms annually for sale in the Quebec adult-use market. Under the terms of the agreement, the Company will supply the Société québécoise du cannabis with a variety of branded cannabis products from the Company’s adult-use brand portfolio, which will include cannabis oils and other derivative products and several strains of high-quality grown dried cannabis flower.

On April 25, 2018, the Company announced the appointment of Mr. Jakob Ripshtein as the Company’s Chief Commercial Officer (effective May 1, 2018) and Dr. Christelle Gedeon as the Company’s Chief Legal Officer (effective June 1, 2018).

On May 16, 2018, the Company announced that it signed an exclusive supply agreement with Colcanna SAS, a Columbia-based pharmaceutical import and distribution company, which is licensed to import, sell and distribute medical cannabis, medical products and derivatives in Columbia. Under the terms of the agreement, the Company will be the exclusive supplier of cannabis products to Colcanna for the Colombian market and Colcanna will purchase medical cannabis products from Aphria exclusively.

On May 17, 2018, Aphria and Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits (“Southern Glazer’s”) dedicated to the representation of cannabis products, announced that they signed an agreement for Great North Distributors to serve as the exclusive manufacturer’s representative for Aphria’s adult-use cannabis products throughout Canada, following the legalization of adult use cannabis. Under the terms of the agreement, Great North Distributors will be Aphria’s exclusive cannabis representative in Canada, giving Aphria 100% coverage of all cannabis retailers, whether provincially or privately operated beginning on the day of legal adult-use sales and Aphria secured exclusivity from Great North Distributors for cannabis companies above the size of micro-cultivation and micro-processor. Southern Glazer’s will apply their industry-leading data analytics capabilities to the new cannabis industry, providing Aphria with a powerful data-driven approach to cannabis sales.

On May 28, 2018, the Company entered into a new venture known as CannInvest. with the Verve Group of Companies, founded by Richard Davies, a South African with more than 20 years’ experience in phytoextraction of African medicinal plants. Through a combination of a share-for-share swap and cash payment of $4.05 million, the Company now holds a 50% ownership in CannInvest which in turn will acquire Verve Group Companies’ existing 60% ownership interest in Verve Dynamics Inc. a licensed producer of medical cannabis extracts in Lesotho.

DESCRIPTION OF THE BUSINESS

Company Overview

The Company is currently licensed to produce and sell medical cannabis, including dried cannabis and cannabis oil, as a Licensed Producer under the provisions of the ACMPR. The Company received its initial licence to produce and sell medical cannabis on November 26, 2014. For a further description of the Company’s Licence, see General Developments of the Business — Licences.

The Licence grants Aphria the authority to produce, sell, possess, ship, transport, deliver and destroy dried cannabis and cannabis plants (including live plants, clippings and seeds), as well as cannabis oil extracts. The Licence is issued to Aphria for use at its facility in Leamington, Ontario at 265 Talbot Street West and applies only to such facility. Adverse changes or developments affecting the existing facility could have a material and adverse effect on Aphria’s ability to continue producing medical cannabis, its business, financial condition and prospects. See Risk Factors — Reliance on a Single Facility.

The Company also pursues operations as a cultivator of medical cannabis through Broken Coast, its wholly owned subsidiary in BC and provides analytical testing services through ARA-Avanti Rx Analytics Inc.

Licence and Regulations

Pursuant to its Licences under the ACMPR, Aphria may:

(d)                                 possess, produce, sell, provide, ship, deliver, transport and destroy cannabis or cannabis oil;

(e)                                  possess and produce cannabis in its natural form, other than cannabis or cannabis oil, for the purpose of producing cannabis oil, and sell, provide, ship, deliver, transport and destroy that cannabis if it was obtained or produced for that purpose; and

(f)                                   possess and produce cannabis, other than marihuana or cannabis oil, for the purpose of conducting in vitro testing that is necessary to determine the cannabinoid content of marihuana or cannabis oil, and sell, provide, ship, deliver, transport and destroy that cannabis if it was obtained or produced for that purpose.

Aphria may sell or provide:

(a)                                 cannabis, cannabis oil, cannabis in its natural form, other than marihuana or cannabis oil, that was obtained or produced for the purpose of producing cannabis oil and cannabis, other than marihuana or cannabis oil, that was obtained or produced for the purpose of conducting in vitro testing that is necessary to determine the cannabinoid content of marihuana or cannabis oil (each a “substance”) to:

(i)                                     another Licensed Producer;

(ii)                                  a licensed dealer (as defined in the ACMPR);

(iii)                               the Minister of Health (the “Minister”); or

(iv)                              a person to whom an exemption relating to the substance has been granted under section 56 of the CDSA; and

(b)                                 dried cannabis or cannabis oil to

(i)                                     a client or an individual who is responsible for the client;

(ii)                                  a hospital employee, if the possession of the dried cannabis or cannabis oil is for the purposes of and in connection with their employment; or

(iii)                               a person to whom an exemption relating to the dried cannabis or cannabis oil has been granted under section 56 of the CDSA.

Aphria may also (i) ship dried cannabis or cannabis oil to a health care practitioner (as defined in the ACMPR) in the case referred to in subparagraph 130(1)(f)(iii) of the ACMPR; (ii) import cannabis or a substance if done in accordance with an import permit issued under section 95 of the ACMPR; and (iii) possess cannabis or a substance for the purpose of export and export it if done in accordance with an export permit issued under section 103 of the ACMPR.

Before the end of the term of the Licence, Aphria must submit an application for renewal to Health Canada containing information prescribed by the ACMPR. The ACMPR requires that the Minister of Health, after examining the application and any supplementary information requested, issue a renewed Licence, unless:

(a)         the applicant is not an adult who ordinarily resides in Canada or a corporation that has its head office in Canada or operates a branch office in Canada and whose officers and directors are all adults;

(b)         the requirements regarding notification of local authorities pursuant to the ACMPR have not been met (such notifications would only be required in connection with a renewal if there are changes to the information since the original application);

(c)          an inspector, who has requested an inspection, has not been given the opportunity by the applicant to conduct an inspection;

(d)         the Minister has reasonable grounds to believe that false or misleading information or false or falsified documents were submitted in or with the application;

(e)          information received from a peace officer, a competent authority or the United Nations raises reasonable grounds to believe that the applicant has been involved in the diversion of a controlled substance or precursor to an illicit market or use;

(f)           the applicant does not have in place the security measures set out in the Security Directive and Subdivision C of the ACMPR in respect of an activity for which the licence is sought;

(g)          the applicant is in contravention of or has contravened in the past 10 years:

i.                            a provision of the CDSA or its regulations or the Food and Drugs Act, or

ii.                         a term or condition of another licence or a permit issued to it under any of those regulations,

(h)         the renewal of the licence would likely create a risk to public health, safety or security, including the risk of cannabis being diverted to an illicit market or use;

(i)             any of the following persons does not hold a security clearance:

i.                            the senior person in charge,

ii.                         the responsible person in charge,

iii.                      if applicable, the alternate responsible person in charge,

iv.                     if the applicant is an individual, that individual, and

v.                        if the applicant is a corporation, any of its officers or directors;

(j)            the proposed method of record keeping does not meet the requirements of the ACMPR; or

(k)         if applicable, any supplemental information requested has not been provided or is insufficient to process the application.

There can be no guarantee that Health Canada will extend or renew the Licence as necessary or, if it extended or renewed, that the Licence will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licence, or should it renew the Licence on different terms, the business, financial condition and results of the operation of Aphria would be materially adversely affected. See Risk Factors — Reliance on Licence.

Medical cannabis cultivated by Aphria is processed for sale or wholesale distribution to other Licensed Producers. Aphria may sell medical cannabis to patients who have obtained a valid medical document from a doctor or authorized health care professional or to other Licensed Producers.

Reporting Requirements under the ACMPR

Until the coming into force of the Cannabis Act, under the ACMPR (see Part 1, Division 5 of the ACMPR), Licensed Producers are required to keep records of, among other things, their activities with cannabis, including all transactions (sale, exportation, and importation), all fresh or dried marihuana or cannabis oils returned from clients, and an inventory of cannabis (e.g. seeds, fresh harvested marihuana, dried marihuana, packaged marihuana, packaged cannabis seeds, cannabis oil, cannabis plants destined to be sold or provided). All records have to be kept for a period of at least two years, in a format that will be easily auditable, and will have to be made available to Health Canada upon request. All communications regarding reports for healthcare licensing authorities, including both those sent and received, are also subject to this two year requirement.

A Licensed Producer must provide Health Canada with a case report for each serious adverse reaction to fresh or dried marihuana or cannabis oil within 15 days of the Licensed Producer becoming aware of the reaction. A Licensed Producer must annually prepare and maintain a summary report that contains a concise and critical analysis of all adverse reactions to have occurred during the previous 12 months (the serious adverse reaction reports and the summary reports must be retained by the Licensed Producer for a period of 25 years after the day on which they were made).

Health Canada released an Information Bulletin titled, “Licensed Producers’ Reporting Requirements” to provide an overview of the information licensed producers must provide to Health Canada on a monthly basis. Licensed Producers must provide the following information to the Office of Controlled Substances for the previous month on or before the 15th day of each month:

(a)         With respect to fresh and dried cannabis, cannabis oil, cannabis seeds and cannabis plants, licensed producers must report the amounts produced, as well as the amounts received from another licensed producer as follows:

i.                            total amount produced in the reporting period;

ii.                         amount released for sale in the reporting period;

iii.                      amount of fresh and dried cannabis produced in the reporting period and intended for extraction activities; and

iv.                     amount received from other licensed producers during the reporting period;

(b)         With respect to fresh and dried cannabis, cannabis oil, cannabis seeds and cannabis plants, licensed producers must report the total amount sold or transferred to the following during the reporting period:

i.                           registered clients;

ii.                        other licensed producers; and

iii.                     licensed dealers;

(c)          Number of clients registered;

(d)         Number of clients registered by province or territory of residence;

(e)          Number of refused registrations and refusals to fill order;

(f)           With respect to fresh and dried cannabis and cannabis oil, licensed producers must report as of the final day of the reporting period the amounts held in inventory as follows:

i.                           total amount held in inventory;

ii.                        amount intended for sale but not yet approved held in inventory;

iii.                     amount approved for sale held in inventory;

iv.                    amount of samples in inventory; and

v.                       amount of fresh and dried cannabis intended for extraction activities held in inventory;

(g)          With respect to cannabis seeds and cannabis plants, licensed producers must report:

i.                           the total number of plants held in inventory;

ii.                        the number of plants destined to be sold as starting material held in inventory;

iii.                     the total weight of seeds held in inventory; and

iv.                    the number and weight of seeds destined to be sold as starting material held in inventory;

(h)         Licensed producers must also include in their report the total amounts ready to be destroyed, but still held in inventory on the final day of the reporting period;

(i)             Total amount of cannabis imported during the reporting period;

(j)            Total amount of cannabis exported during the reporting period;

(k)         Total amount of cannabis lost or stolen during the reporting period;

(l)             With respect to fresh and dried cannabis, cannabis oil, cannabis seeds and cannabis plants, licensed producers must report the total amount:

i.                           that was destroyed during the reporting period; and

ii.                        of waste (e.g., plants, leaves, twigs) destroyed during the reporting period;

(m)     With respect to fresh and dried cannabis, cannabis oil, cannabis seeds and cannabis plants, licensed producers must report the total amount returned from clients during the reporting period;

(n)         Licensed producers must report the total number of shipments sent to the following during the reporting period:

i.                           registered clients;

ii.                        registered clients for interim supply;

iii.                     other licensed producers; and

iv.                    licensed dealers;

(o)         Licensed producers must report the total number of shipments sent to the following in each province and territory:

i.                           registered clients;

ii.                        registered clients for interim supply; other licensed producers; and

iii.                     licensed dealers;

(p)         Average daily amount of marihuana for medical purposes authorized;

(q)         Median daily amount of marihuana for medical purposes authorized;

(r)            Average shipment size sent to registered clients during the reporting period;

(s)           Median shipment size sent to registered clients during the reporting period;

(t)            List of ten highest unique daily authorized amounts and the frequency with which they occur;

(u)         List of daily authorized amounts in specified increments:

i.                           0 to 1 grams;

ii.                        1.1 to 2 grams;

iii.                     2.1 to 3 grams;

iv.                    3.1 to 4 grams;

v.                       4.1 to 5 grams;

vi.                    5 to 10 grams;

vii.                           10 to 15 grams; and

viii.                        > 15 grams;

(v)         Total number of shipments to registered clients per each 10 gram interval between 0 and 150 grams;

(w)       List of all health care practitioners who have completed medical documents for cannabis for medical purposes for registered clients and their location;

(x)         List of all nurse practitioners who have completed medical documents for cannabis for medical purposes for registered clients and their location;

(y)         Cannabis with which they are conducting research and development activities; and

(z)          Activities with respect to cannabis products, other than cannabis or cannabis oil (e.g. cannabis resin).

Principal Products

Medical cannabis can be ingested in a variety of ways, including smoking, vaporizing, consumption in the form of oil, or edibles. Unlike the pharmaceutical options, individual elements within medical cannabis have not been isolated, concentrated and synthetically manipulated to deliver a specific therapeutic effect. Instead medical cannabis addresses ailments holistically through the synergistic action of naturally occurring phytochemicals.

Sativa and Indica are the two main types of cannabis plants, and hybrids can be created when the genetics of each of the two plants are crossed. Within these different types of cannabis plants there are many different varieties. Within each variety of medical cannabis there are many different cannabinoids, with the most common being THC and CBD, which is responsible for many of the non-psychoactive effects from medical cannabis. Aphria has access to over 40 strain varieties and will continue to establish a variety of strains to best suit patient needs.

Distribution

Medical cannabis patients order from the Company primarily through Aphria’s online store or through the phone. Medical cannabis is and will continue to be delivered by secured courier or other methods permitted under the Cannabis Act. Aphria’s prices vary based on growth time, strain yield and market prices. Aphria may from time to time offer volume discount or promotional pricing.

The Company is also authorized for wholesale shipping of medical cannabis plant cuttings and dried bud to other Licensed Producers. Aphria has already completed several sales through its wholesale strategy and based on current costs, management expects the wholesale shipment strategy to continue. This sales channel requires minimal selling, general and administrative costs over and above the cost to produce plant cuttings and dried bud.

Operations

Aphria has assembled a management team with almost 90 years of combined experience in agriculture and agribusiness and over 40 years of combined experience in the pharmaceutical industry. Coupled with operational experience, Aphria expects to be a low-cost producer of medical cannabis, owing to various cost-saving attributes of its operations, such as: (i) lower electrical costs as a result of its greenhouse facilities and the ability to leverage the advantages of passive cooling methods; and, (ii) lower fertilization costs attributable to the fact that Aphria mixes its own fertilizer. Aphria is currently growing in its 100,000 sq. feet of greenhouse space across 10 light and computer controlled glass greenhouses located in Leamington, Ontario. See General Development of the Business — Expansion and Property Acquisition.

Substantially all of the Company’s revenue is derived from the sale of medical cannabis and cannabis plant material produced, cultivated and/or processed by Aphria at its greenhouse facilities in Leamington, Ontario. Aphria grows cannabis at its greenhouse for the purposes of sale and distribution of finished products in accordance with the ACMPR. Aphria’s current plants are at various stages of growth.

Storage and Security

The ACMPR require production sites to be located indoors, and not in a private dwelling. Subdivision C of the ACMPR set out physical security requirements that are necessary to secure sites where Licensed Producers conduct activities with medical cannabis other than storage. As per Health Canada’s regulations, Aphria’s facilities contain two vaults, deemed to be “security level eight” and “security level nine” respectively, and a “security level nine” safe, as determined by the construction of the vaults and Aphria’s proximity to a major city (Windsor). This allows Aphria to store up to 6,875 kilograms of dried cannabis and/or the kilogram equivalent of cannabis oil on site at any given time.

The vaults are equipped with security cameras, motion sensors, finger print, code locked doors and seismic sensors that set alarms off when vibrations are detected. These security measures ensure Aphria is compliant with all of Health Canada’s necessary security requirements. The vaults can only be accessed by a “Responsible Person in Charge” (as defined under the ACMPR) and at least one Responsible Person in Charge must be present in the vault at all times if the doors are opened.

Health Canada conducts ad hoc, unscheduled site inspections of Licensed Producers. Aphria has experienced these inspections numerous times, previously on a monthly basis but now on a bi-monthly basis. Aphria has responded to and complied with all requests from Health Canada within the time frames indicated in such requests. As of the date hereof, there are no outstanding inspection issues with Health Canada beyond day-to-day adjustments that may occur in order to ensure ongoing compliance. Aphria has not been required to recall distributed product or otherwise been formally reprimanded.

Specialized Skill and Knowledge

Knowledge with respect to cultivating and growing cannabis is important to the cannabis industry. The nature of growing cannabis is not substantially different from the nature of growing other greenhouse products. The Company’s Chief Scientific Officer, Gary Leong has a personal background in quality assurance, quality control, quality system audits, international and domestic regulatory affairs and product research and development. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are meticulously defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are establish to protect the activity and purity of the product. Once processing is complete, each and every processing batch is subjected to full testing against stringent quality specifications set for activity and purity.

John Cervini, Aphria’s Vice-President — Infrastructure and Technology, has significant experience in greenhouse growing technology and has also overseen greenhouse expansion in California and Mexico. Mr.

Cervini’s focus on improved efficiencies, healthier quality and research studies have helped him create food safety programs and skills transferable to the cannabis industry.

Competitive Conditions

The introduction of the Cannabis Act on October 17, 2018, the launch of the recreational cannabis production, distribution and sale may impact the medical cannabis market. The impact of this potential development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The government has only issued only a limited number of licences, under the ACMPR, to produce and sell medical cannabis. There are, however, several hundred applicants for licences and the changes to the licensing framework under the Cannabis Act could introduce significant competition to the business in areas beyond cultivation, such as processing, packaging and labelling, retail and medical sales. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. With the coming into force of the Cannabis Act on October 17, 2018, the number of users of cannabis, both medical and adult-use, in Canada is expected to increase and the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

The principal aspects of competition between Aphria and its competitors will be the price and quality of cannabis and client service provided to patients. While Aphria will price its cannabis according to market demands, it anticipates a lower cost of production compared to its competitors. This is expected to provide Aphria with pricing flexibility while maintaining healthy margins relative to its competitors. Additionally, Aphria will strive to have better and faster service by having more on hand trained staff than other Licensed Producers. Aphria also plans to maintain a minimum level of inventory to ensure that we can continue to provide our customers with unmatched quality on a consistent basis while also acquiring new customers without supply interruptions.

Employees

As of May 31, 2018 Aphria employed approximately 300 full-time employees.

RISK FACTORS

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed and its financial condition and results of operations may suffer significantly.

Reliance on Licence

The Company’s ability to grow, store and sell cannabis and cannabis oil in Canada is dependent on maintaining its Licence with Health Canada. Failure to comply with the requirements of the Licence or any failure to maintain its Licence would have a material adverse impact on the business, financial condition and operating results of the Company. There can be no guarantees that Health Canada will extend or renew the Licence as necessary or, if it extended or renewed, that the Licence will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licence or should it renew the Licence on different terms, the business, financial condition and results of the operation of the Company would be materially adversely affected.

Reliance on Veterans Affairs Canada (“VAC”) medical cannabis reimbursement policies

As the Company has previously disclosed, VAC reimburses certain medical cannabis purchases for eligible retired Canadian Armed Forces veterans. The current reimbursement policy includes a three gram per day limit, subject to certain exceptions, and an $8.50 per gram price cap. The Company maintains a number of veterans as part of its overall medical patient list, although as discussed in the Company’s previous continuous disclosure, veteran sales have decreased over the prior quarter. As the Company grows larger and, more particularly, when adult use of cannabis is implemented by the Canadian Federal Government, the Company anticipates that veteran patients will become less and less material to its overall sales as a relative percentage. However, should VAC further amend its reimbursement policies prior to the introduction of adult use of cannabis, the Company may be materially adversely affected.

Expansion of Facilities

There is no guarantee that Health Canada will approve the contemplated expansions in a timely fashion, nor is there any guarantee that the expansion will be completed in its currently proposed form, if at all. The failure of the Company to successfully execute its expansion strategy (including receiving the expected Health Canada approvals in a timely fashion) could adversely affect the business, financial condition and results of operations of the Company and may result in the Company not meeting anticipated or future demand when it arises.

Changes in Laws, Regulations and Guidelines

On December 20, 2017, the Prime Minister communicated that the Canadian Federal Government intends to legalize cannabis in the summer of 2018, despite previous reports of a July 1, 2018 deadline. On June 7, 2018, Bill C45 passed the third reading in the Senate with a number of amendments to the language of the Cannabis Act. On June 20, 2018, Prime Minister Trudeau announced that cannabis would be legal by October 17, 2018. On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. Bill-C-45 will come into force on October 17, 2018. On July 11, 2018, the regulations made pursuant to the Cannabis Act were published. The regulations under the Cannabis Act contemplate the various licences including cultivation, processing, analytical testing, sale (including medical sales), analytical testing and scientific research. The regulations introduced the nursery and made outdoor cultivation permissible. Finally, the requirements for packaging and labelling of products for both medical and non-medical consumption were explicitly set forth. The impact of changes in the regulatory enforcement by Health Canada under the Cannabis Act and its regulations, particularly in respect of product packaging, labelling, marketing, advertising and promotions and product approvals and its impact on the Company’s business are unknown at this time.

In addition, when the Cannabis Act comes into effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult use purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Company. For example, the Provinces of Québec and New Brunswick have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for adult use purposes in such provinces, which could limit the Company’s opportunities in those provinces.

Risk Factors Related to the United States

On March 27, 2017, the Company made an additional investment of US$3 million in the parent company of Copperstate, which is a US-based licensed producer and seller of medical cannabis under the Arizona Medical Marijuana Act. On April 4, 2017, the Company announced the launch of its US expansion strategy through a strategic lead investment in Liberty. See General Development of the Business — Recent Business for further details concerning Liberty and Copperstate.

In light of these recent announcements, the Board has undertaken to consider, evaluate, assess and provide additional disclosure on any risks there may be to investors as a result of current and future investments in entities involved with medical cannabis in the United States, including Liberty and Copperstate. Outlined below is a summary of certain risks that the Board has identified as being appropriate to highlight to investors at this time. These risks will continue to be considered, evaluated, reassessed, monitored and analyzed on an on-going basis and will be supplemented, amended and communicated to investors as necessary or advisable in the Company’s future public disclosure.

The Company is indirectly involved (through investments in third-party corporate entities in Canada) in the cannabis industry in the United States where local state law permits such activities, as well the medical cannabis industry in Canada. Although the Company has publicly announced its intention to divest itself of its material U.S. assets and equity interests, such divestitures are not yet complete. Accordingly, until such time as the Company has divested itself of all U.S. assets and equity interests, the Board has undertaken to consider, evaluate, assess and provide additional disclosure on any risks there may be to investors as a result of such current investments in entities involved with medical cannabis in the United States, including Liberty.

Outlined below is a summary of certain risks that the Board has identified as being appropriate to highlight to investors at this time. These risks will continue to be considered, evaluated, reassessed, monitored and analyzed on an on-going basis and will be supplemented, amended and communicated to investors as necessary or advisable in the Company’s future public disclosure.

In light of recent announcements, the TSX may initiate delisting reviews for companies with U.S. assets more expeditiously than it would have previously, in the absence of such announcements

On October 16, 2017, the TSX provided clarity regarding the application of the Requirements to applicants and TSX-listed issuers in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review. In order to comply with the Requirements, the Company may be required to effect one or more reorganizations, restructurings, transactions or series of transactions, which may include a divesture of U.S. cannabis assets.

While cannabis is legal in many U.S. state jurisdictions, it continues to be a controlled substance under the United States federal Controlled Substances Act

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the ACMPR, investors are cautioned that in the United States, cannabis is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 29 states, plus the District of Columbia, Puerto Rico and Guam that have legalized cannabis in some form, including Florida as noted above in connection with the legacy investment in Liberty. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substances Act (the “CSA”) and as such, violates federal law in the United States.

The United States Congress has passed appropriations bills each of the last three years that have not appropriated funds for prosecution of cannabis offenses of individuals who are in compliance with state medical cannabis laws. American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business — even those that have fully complied with state law — could be prosecuted for violations of federal law. And if Congress restores funding, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical cannabis licences in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

This AIF involves an entity that derives a portion of its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. While the Company’s business activities are compliant with applicable state and local law, such activities remain illegal under United States federal law. The enforcement of relevant laws is a significant risk.

The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several U.S. states have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principals are included in chapter 9.27.000 of the United States Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how actively federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors.

Medical cannabis is currently protected against enforcement by enacted legislation from United States Congress in the form of the Rohrabacher-Blumenauer Amendment (as defined herein) which similarly prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding. Subsequent to the issuance of the Sessions Memorandum on January 4, 2018, the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher-Blumenauer Amendment language (referred to in 2018 as the Rohrabacher-Leahy Amendment) and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the Department of Justice up and through the 2018 appropriations deadline of September 30, 2018. Due to the ambiguity of the Sessions Memorandum in relation to medical cannabis, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of corporate assets; however as of the date hereof, the Company believes and has obtained legal advice in respect thereof that proceedings of this nature are remote.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the Treasury Department issued a memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo.

In the event that any of the Company’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, in the event that a determination was made that the legacy investments Liberty (or any future investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company’s investments in the United States may be subject to heightened scrutiny

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described herein. The TSX has advised the Company that it reserves the right to enforce its rules and policies against the Company in the manner the TSX deems appropriate. Further, the TSX reserves the right to set whatever requirements it deems appropriate as a condition to its acceptance of notice of any proposed future issuance of Common shares of the Company.

Given the heightened risk profile associated with cannabis in the United States, CDS may implement procedures or protocols that would prohibit or significantly curtail the ability of CDS to settle trades for cannabis companies that have cannabis businesses or assets in the United States. Although the TMX MOU has confirmed that there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange. While there can be no assurance that this would occur, and while it would be subject to regulatory approval, a third party has publicly expressed interest in providing clearing services should CDS decide not to do so.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators revised their previously released CSA Staff Notice 51-352 Issuers with U.S. Marijuana Related Activities (the “Staff Notice”) setting out their disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. The Staff Notice confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. The Staff Notice includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. the Company views the Staff Notice favourably, as it provides increased transparency and greater certainty regarding the views of its exchange and its regulator of existing operations and strategic business plan as well as the Company’s ability to pursue further investment and opportunities in the United States.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations.

Although the Company has publicly announced its intention to divest itself of its material U.S. assets and equity interests, such divestitures are not yet complete and remain subject to the risk that they will not be completed in a timely manner, if at all

Following the exercise of the rights of first refusal by the existing investors of Copperstate, the full divesture of CSF and Copperstate has been completed subsequent to year-end. In addition, the Company has entered into agreements to sell its remaining interest of the issued and outstanding shares of Liberty, subject to the satisfaction of various escrow and related timing requirements of the CSE. Until such time as the divestitures are in fact complete, intervening events and other execution risks may delay the effective closing of the transactions. In the event that the Company is not successful in divesting itself of its U.S. assets, it will continue to be subject to the heightened regulatory scrutiny and other risks described herein.

Risk Factors Related to International Activities

Expansion into Foreign Jurisdictions

The Company’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Company’s products will develop. the Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s Operations in Emerging Markets are Subject to Political and Other Risks Associated with Operating in a Foreign Jurisdiction

The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in marijuana industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

the Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however such developments cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Corruption and Fraud in Certain Emerging Markets Relating to Ownership of Real Property May Adversely Affect the Company’s Business

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate in such jurisdictions.

Inflation in Emerging Markets, Along with Governmental Measures to Combat Inflation, may have a Significant Negative Effect on Local Economies and also on the Company’s Financial Condition and Results of Operations

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

The Company’s Operations may be Impaired as a Result of Restrictions on the Acquisition or Use of Properties by Foreign Investors or Local Companies under Foreign Control

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

The Company May Expand into Other Geographic Areas, which could Increase the Company’s Operational, Regulatory and Other Risks

In addition to the jurisdictions described elsewhere in this AIF, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. the Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations.

The Company may be Responsible for Corruption and Anti-bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. the Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. the Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Legislative or Regulatory Reform and Compliance

The commercial cannabis industry is a new industry and the Company anticipates that such regulations will be subject to change as the Federal Government monitors Licensed Producers in action. The Company’s operations are subject to a variety of laws, regulations, guidelines and policies relating to the manufacture, import, export, management, packaging/labelling, advertising, sale, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment. While to the knowledge of management, the Company is currently in compliance with all such laws, any changes to such laws, regulations, guidelines and policies due to matters beyond the control of the Company may cause adverse effects to its operations.

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be required in connection with The Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical cannabis, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risks Related to Dilutions

The Company may issue additional Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Reliance on a Single Location

To date, the Company’s principle activities and resources have been primarily focused on the premises in Leamington, Ontario. the Company expects to continue to focus its operation in this facility for the foreseeable future. Adverse changes or developments affecting the existing facility and location could have a material and adverse effect on the Company’s ability to continue producing medical cannabis, its business, financial condition and prospects.

Third Party Transportation

In order for customers of the Company to receive their product, the Company must rely on third party transportation services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s financial performance.

Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach could impact the Company’s ability to continue operating under its licences or the prospect of renewing its licences.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the United States, the Company’s third party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors may have a material adverse effect on the Company’s business and operational results.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (collectively, “Key Personnel”). The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of a Key Person, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. Further, as a Licensed Producer, each Key Person is subject to a security clearance by Health Canada.. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a Key Person to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a Key Person leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the ACMPR in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such employees.

Limited Operating History

The Company, while incorporated in 1994, began carrying on business in 2012 and did not generate revenue from the sale of products until late 2014. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Product Liability

As a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. the Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. the Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the results of operations and financial condition of the Company and the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Although the Company believes that the articles, reports and studies support its beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this prospectus or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition and results of operations.

Insurance Coverage

The Company has insurance to protect its assets, operations, directors and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adverse effect on the Company’s business, financial condition and results of operation.

Negative Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the cannabis distributed for medical purposes to such consumers. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements both in Canada and in other countries, media attention and other publicity (whether or not accurate or with merit) regarding the consumption of cannabis products for medical or recreational purposes, including unexpected safety or efficacy concerns arising with respect to the products of the Company or its competitors. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations and financial condition of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity (whether or not accurate or with merit), could have an adverse effect on any demand for the Company’s products which could have a material adverse effect on the Company’s business, financial condition and results of operations. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

Securing Adequate Financing to Fund Operations and Meet Expected Consumer Demand

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Identify and Execute Future Acquisitions or Dispositions, or to Successfully Manage the Impact of Such Transactions on its Operations

Although there is no present intention to undertake any of the following transactions, material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations, and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Litigation

The Company is currently a party to litigation and may, in the future, become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be decided against the Company, such a decision could adversely affect the Company’s ability to continue operating and the value of the Common Shares and could impose a significant burden on the Company’s resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anticompetitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company has infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Constraints on Marketing Products

In view of the restrictions on marketing, advertising and promotional activities set forth in the Cannabis Act and related regulations, the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

Fraudulent or Illegal activity by its employees, contractors and consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Information technology systems and cyber-attacks

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Breaches of security at its facilities, or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”), protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If the Company was found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, it could be subject to sanctions and civil or criminal penalties, which could increase its liabilities, harm its reputation and have a material adverse effect on the business, results of operations and financial condition of the Company.

History of Losses

The Company incurred losses in prior periods. The Company may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable.

Competition

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

The government has only issued only a limited number of licences, under the ACMPR, to produce and sell medical cannabis. There are, however, several hundred applicants for licences and the changes to the licensing framework under the Cannabis Act could introduce significant competition to the business in areas beyond cultivation, such as processing, packaging and labelling, retail and medical sales. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. With the coming into force of the Cannabis Act on October 17, 2018, the number of users of cannabis, both medical and adult-use, in Canada is expected to increase and the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

DIVIDENDS

As of the date of this Annual Information Form, the Company has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company’s board of directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

CAPITAL STRUCTURE

The company is authorized to issue an unlimited number of Common Shares. As of May 31, 2018, there were 210,169,924 Common Shares issued and outstanding. The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees, and consultants enabling them to acquire Common Shares of the Company. The maximum number of Common Shares reserved for issuance of stock options that may be granted under the plan is 10% of the issued and outstanding Common Shares of the Company. The options granted can be exercised for a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option may not be less than the market price of the Common Shares on the date of grant. As of May 31, 2018, there are 8,956,195 options outstanding to purchase Common Shares.

In addition, the Company has warrants outstanding to purchase up to an aggregate of 2,843,138 Common Shares.

MARKET FOR SECURITIES

Common Shares

Common Shares are listed and traded on the TSX under the trading symbol “APH” and under the symbol “APHQF” on the OTCQB. Prior to March 22, 2017, the Common Shares were traded on the TSXV, and not the TSX. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior June 1, 2017 and May 31, 2018:

	High	Low
	Trading	Trading
Period	Price	Price	Volume
May 2018	$10.32	$7.48	17,183,190
April 2018	$10.06	$7.04	13,810,130
March 2018	$11.87	$8.86	10,193,320
February 2018	$14.72	$9.33	20,208,870
January 2018	$19.87	$13.30	33,327,760
December 2017	$15.81	$8.64	15,142,430
November 2017	$10.08	$5.86	15,350,420
October 2017	$7.92	$6.48	88,940,321
September 2017	$7.12	$5.93	32,318,825
August 2017	$6.39	$5.73	22,793,312
July 2017	$6.63	$5.17	36,245,705
June 2017	$5.65	$4.71	37,764,175

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by Aphria during the twelve month period between June 1, 2017 and May 31, 2018:

Date	Type of Security Issued	Issuance/Exercise Price per Security	Number of Securities Issued
June 1, 2018	Stock Options	$11.78	250,000
May 1, 2018	Common Shares	N/A	44,512	(2)
April 27, 2018	Common Shares	$1.50	50,000	(1)
April 27, 2018	Common Shares	$2.52 – $6.29	323,238	(2)
April 23, 2018	Common Shares	N/A	71,208	(2)
April 17, 2018	Stock Options	$11.45	100,000
April 13, 2018	Stock Options	$11.40	1,050,000
April 10, 2018	Stock Options	$9.98	200,000
April 9, 2018	Stock Options	$9.92	300,000
April 4, 2018	Stock Options	$9.95	50,000
March 28, 2018	Common Shares	$1.50	227,300	(1)
March 27, 2018	Common Shares	$1.75	300,000	(1)
March 26, 2018	Common Shares	$1.50	227,300	(1)
March 26, 2018	Common Shares	N/A	595	(2)
March 23, 3018	Warrants	$7.20	4,704,547	(8)
March 23, 2018	Common Shares	$13.17	31,226,910	(7)
March 23, 2018	Stock Options	$2.52 – $14.38	1,280,330	(7)
March 16, 2018	Stock Options	$14.39	90,000
March 15, 2018	Common Shares	N/A	1,059	(2)
February 26, 2018	Common Shares	N/A	1,791	(2)
February 21, 2018	Common Shares	$3.90 – $5.24	850	(2)
February 16, 2018	Common Shares	$5.24	666	(2)
February 14, 2018	Common Shares	N/A	524	(2)
February 13, 2018	Common Shares	$15.07	14,373,675	(6)
February 6, 2018	Common Shares	$1.30	10,000	(2)
February 5, 2018	Common Shares	$5.72	8,333	(2)

February 5, 2018	Common Shares	$1.50	30,250	(1)
February 2, 2018	Common Shares	$1.30 – $5.24	10,000	(2)
January 29, 2018	Common Shares	$1.50	210,250	(2)
January 24, 2018	Common Shares	N/A	2,525	(4)
January 21 2018	Stock Options	$22.08	50,000
January 18, 2018	Common Shares	$5.24 – $6.90	66,666	(2)
January 18, 2018	Common Shares	$1.50	251,250	(1)
January 16, 2018	Common Shares	$0.60 – $5.24	1,408,714	(2)
January 15, 2018	Common Shares	N/A	99,538	(2)
January 15, 2018	Stock Options	$21.70	10,000
January 12, 2018	Common Shares	$1.50	46,250	(1)
January 11, 2018	Common Shares	N/A	6,212	(2)
January 10, 2018	Common Shares	N/A	4,978	(2)
January 9, 2018	Stock Options	$22.89	100,000
January 9, 2018	Common Shares	N/A	18,296	(2)
January 8, 2018	Common Shares	N/A	27,615	(2)
January 5, 2018	Common Shares	$3.00	5,000	(2)
January 5, 2018	Common Shares	$1.50	20,000	(1)
January 4, 2018	Common Shares	$1.50	167,000	(1)
January 3, 2018	Common Shares	$1.50	22,500	(1)
January 3, 2018	Common Shares	$13.75	8,363,651	(5)
January 2, 2018	Stock Options	$21.09	1,000,000	(6)
January 2, 2018	Common Shares	$1.50	267,000	(1)
January 2, 2018	Common Shares	N/A	8,850	(2)
December 29, 2017	Common Shares	N/A	2,355	(2)
December 28, 2017	Common Shares	N/A	28,757	(2)
December 28, 2017	Common Shares	$1.50	27,000	(1)
December 27, 2017	Common Shares	$1.50 – $1.75	82,181	(2)
December 22, 2017	Common Shares	$1.50	14,000	(1)
December 18, 2017	Stock Options	$14.06	100,000
December 12, 2017	Common Shares	N/A	1,089	(2)
December 11, 2017	Common Shares	$1.50	20,000	(1)
December 8, 2017	Common Shares	N/A	1,017	(2)
December 8, 2017	Common Shares	$1.48	30,000	(2)
December 7, 2017	Common Shares	$3.70	50,000	(2)
December 7, 2017	Common Shares	$1.75	8,500	(1)
December 4, 2017	Common Shares	N/A	120,672	(2)
November 29, 2017	Common Shares	$1.50	20,000	(1)
November 28, 2017	Common Shares	N/A	1,090	(2)
November 28, 2017	Common Shares	$1.50 – $1.75	14,077	(1)
November 27, 2017	Common Shares	$1.50	59,000	(1)
November 24, 2017	Common Shares	$1.10	50,000	(2)
November 17, 2017	Common Shares	$1.50	13,175	(1)
November 14, 2017	Common Shares	$1.50	23,636	(1)
November 9, 2017	Common Shares	$1.10 – $1.40	38,333	(2)
November 8, 2017	Common Shares	$3.47 – $3.90	9,900	(2)
November 7, 2017	Common Shares	$1.75	21,000	(1)
November 7, 2017	Common Shares	$1.75	16,500	(1)

November 7, 2017	Common Shares	$7.25	12,689,675	(3)
November 2, 2017	Common Shares	N/A	2,525	(4)
November 2, 2017	Common Shares	$3.90	1,000	(2)
October 26, 2017	Common Shares	$1.50	10,000	(1)
October 2, 2017	Common Shares	$1.50	12,000	(1)
October 2, 2017	Common Shares	N/A	746	(2)
August 2, 2017	Common Shares	$1.75	5,000	(1)
July 31, 2017	Common Shares	$1.50	7,500	(1)
July 28, 2017	Common Shares	N/A	17,226	(2)
July 19, 2017	Common Shares	N/A	2,561	(2)
July 19, 2017	Common Shares	$1.50	33,467	(1)
July 11, 2017	Stock Options	$5.24	1,015,000
July 10, 2017	Common Shares	$1.40	3,332	(2)
June 21, 2017	Common Shares	$1.50	182,500	(1)
June 19, 2017	Common Shares	$1.40	2,000	(2)
June 19, 2017	Common Shares	$3.90	1,300	(2)
June 2, 2017	Common Shares	$1.10	5,000	(2)
June 1, 2017	Stock Options	$5.44	250,000

Notes:

(1)                   Securities issued pursuant to the exercise of warrants.

(2)                   Securities issued pursuant to the exercise of stock options.

(3)                   Securities issued pursuant to the Company’s offering of Common Shares in November 2017.

(4)                   Securities issued pursuant to the deferred share unit plan.

(5)                   Securities issued pursuant to the Company’s offering of Common Shares in January 2018.

(6)                   Securities issued pursuant to the Company’s acquisition of Broken Coast Cannabis.

(7)                   Securities issued pursuant to the Company’s acquisition of Nuuvera Inc.

(8)                   Securities issued pursuant to the Company’s acquisition of Nuuvera Inc. Each warrant entitles the holder to receive $0.62 per warrant in cash and 0.3546 Common Shares. Warrants represent legacy warrants in Nuuvera Inc. at time of transaction. Includes 909,090 warrants held by Aphria.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

The following table summarizes details of the Company’s securities of each class held, to the Company’s knowledge, in escrow or that are subject to a contractual restriction on transfer as of the date of this Annual Information Form:

Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer escrow	Percentage of class
Common Shares	1,777,971	0.8	%(1)

Notes:

(1) Based on 210,169,924 Common Shares outstanding.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Below are the names, province or state and country of residence, principal occupation and periods of service of the directors and executive officers of the Company.

Name and Municipality Residence	Principal Occupations For Last Five Years	Director of Aphria Since	Position with Aphria	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(4)
Vic Neufeld Lakeshore, ON	Chief Executive Officer of Aphria Chief Executive Officer of Jamieson Laboratories Ltd.	December 1, 2014(1)	President, Chief Executive Officer and Director	925,342 (0.44)%

Cole Cacciavillani Leamington, ON	Vice-President — Growing Operations of Aphria Chief Operating Officer of Aphria Secretary-Treasurer of CF Greenhouses	December 1, 2014(1)	Vice-President — Growing Operations and Director	7,099,483(2) (3.38)%

John Cervini Leamington, ON	Vice-President — Infrastructure and Technology of Aphria Chief Agronomist Officer of Aphria President of Cervini Farms California	December 1, 2014(1)	Vice-President — Infrastructure and Technology and Director	9,683,118(3) (4.61)%

Carl Merton Belle River, ON	Chief Financial Officer of Aphria Chief Financial Officer of Reko International Group	N/A	Chief Financial Officer	74,730 (0.04)%

Jakob Ripstein Toronto, ON	President and Chief Financial Officer, Diageo North America	N/A	Chief Commercial Officer	Nil

Christelle Gedeon Toronto, ON	Partner, Fasken Martineau DuMoulin LLP Associate, Fasken Martineau DuMoulin, LLP	N/A	Chief Legal Officer	Nil

Gary Leong Vancouver, BC	Chief Scientific Officer, Aphria Inc. President, Neautrical Solutions Inc. Chief Science Officer, Jamieson Laboratories Ltd.	N/A	Chief Scientific Officer	22,050 (nmf)

Dennis Staudt(5)(6) Kingsville, ON	Retired Partner at PricewaterhouseCoopers LLP	December 1, 2014(1)	Director	57,730 (0.03)%

Philip Waddington(6) Chelsea, QC	Consultant	December 1, 2014(1)	Director	30,610 (0.02)%

Renah Persofsky (5)(6)	Executive consultant in the Innovation Group at CIBC.	October 25, 2017	Director	7,662 (nmf)

Shawn Dym(5)	Managing Director, York Plains Investment Corp.	October 25, 2017	Director	9,298 (nmf)

Notes:

(1) Mr. Cacciavillani was a director of the predecessor corporation to Aphria, Pure Natures Wellness Inc. (“PNW”) from its incorporation on June 3, 1994. Mr. Neufeld became a director and officer of PNW on June 3, 2014. Mr. Cervini became a director of PNW on July 17, 2013. Mr. Staudt became a director of PNW on July 1, 2014. Mr. Waddington became a director of PNW on August 14, 2014

(2) Mr. Cacciavillani owns 5,371,7,06 Common Shares directly and exercises control over an additional 1,727,777 Common Shares held by the Cacciavillani Family Trust

(3) Mr. Cervini owns 783,117 directly and exercises control over an additional 8,900,001 Common Shares indirectly through Fulfill Holdings Inc., a company which he is the President and sole shareholder.

(4) Based on 210,169,924 Common Shares outstanding as of May 31, 2018.

(5) Member of the Audit Committee.

(6) Member of the Compensation, Nomination and Governance Committee.

The term of each director of Aphria will expire on the date of the next annual meeting of shareholders of Aphria.

The following is a summary biography of each of the directors and executive officers of Aphria:

Vic Neufeld

President, Chief Executive Officer and Director

Vic Neufeld is the President and Chief Executive Officer of Aphria. Mr. Neufeld is the former CEO of Jamieson Laboratories (“Jamieson”) Canada’s largest manufacturer and distributor of natural vitamins, minerals, concentrated food supplements, herbs and botanical medicines. Mr. Neufeld brings 15 years of experience as a chartered accountant and partner with Ernst & Young and 21 years as CEO of Jamieson. During his tenure with Jamieson, the company went from $20 million in annual sales to over $250 million and expanded the company’s distribution network to over 40 countries, building Jamieson to a globally recognized brand name. Mr. Neufeld, a native of Leamington, Ontario, earned a Bachelor’s degree in Economics from Western University, Honours degree in business from the University of Windsor and an MBA from the University of Windsor. Mr. Neufeld is also a CPA.

Cole Cacciavillani

Co-Founder, Vice President-Growing Operations and Director

Cole Cacciavillani, Aphria’s co-founder, is an industrial engineer with 35 years of experience in the agricultural and greenhouse industry. Cole has accumulated expertise of how to best utilize nature’s light and proprietary growing techniques and technologies to create competitive, safe and cost effective products. Mr. Cacciavillani sits on a number of charitable and associative boards including serving as: past Chairman of the Board for Leamington Memorial District Hospital as well as serving on the Hospital’s Foundation Board. Cole was a founding chair of The Ontario Greenhouse Alliance; serves on the board of The Agricultural Institute of Ontario, Police Services Board, F.V. Energy Co-op, and the Leamington Economic Development Committee. Currently he serves as Co-Chair of Fundraising for the Erie Shores Campus Hospice. Mr. Cacciavillani’s dedication to his community has received much recognition, including: the Queen Elizabeth II Diamond Jubilee Medal, which is awarded to honour significant contributions and achievements by Canadians. Ontario’s greenhouse industry recognized Mr. Cacciavillani’s leadership and vision as the founding Chair of the industry organization with its first service award. Recently, Mr. Cacciavillani was awarded the St. Clair alumni distinction award based on the success he pursued within the community.

John Cervini

Co-Founder, Vice President-Infrastructure and Technology and Director

John Cervini, Aphria’s co-founder, comes from fourth generation growers in southwestern Ontario with hydroponic agricultural experience. Together with his father and brother, Mr. Cervini helped established Lakeside Produce, a of North America sales and marketing companies selling fresh produce from Canada to multinational retailers throughout North America. Mr. Cervini has significant experience in greenhouse growing technology and has also overseen greenhouse expansions to California and Mexico. Mr. Cervini’s focus on improved efficiencies, healthier quality and the latest research studies helped him create an industry leading food safety program. Mr. Cervini understands the need and importance of product safety, product traceability and standardized industry procedures. Mr. Cervini is the founding chair of the Ontario Greenhouse Marketing Association remains involved in the industry as part of the Ontario Greenhouse Vegetable Growers Association.

Carl Merton

Chief Financial Officer

Carl Merton, Chief Financial Officer, has over 20 years of financial and business experience, having spent almost 12 years combined with Ernst & Young LLP and KPMG LLP prior to serving as Vice-President, Special Projects at Atlas Tube Canada ULC, Chief Financial Officer of Reko International Group Inc. (TSXV: REK) and Chief Financial Officer of Aphria Inc. Mr. Merton is a Chartered Professional Accountant, Chartered Accountant and is a Fellow of the Canadian Institute of Chartered Business Valuators (the “CICBV”). As the Chief Financial Officer of Aphria, Mr. Merton is responsible for leading strategic discussions, acquisitions and divestitures, budgeting, financing, financial reporting and internal controls. Mr. Merton holds an Honours Bachelor of Commerce in Sports Administration from Laurentian University. In addition Mr. Merton, is currently a member of the Board of Directors of Motor City Community Credit Union, is the Chair of their Audit Committee, serves as an external member of the Audit Committee of the Greater Windsor & Essex County District School Board and has served as a past Chair of both the CICBV and the International Association of Professional Business Valuators.

Jakob Ripstein

Chief Commercial Officer

Jakob Ripshtein most recently served as Chief Financial Officer of Diageo North America, a position he has held since 2016. In his 10 years with Diageo, he also served as President of Diageo Canada and also held a variety of Finance and Commercial roles in Canada, the United States and England. While serving as CFO and President of Diageo Canada concurrently, Mr. Ripshtein managed Diageo Canada’s overall operations and resources. Prior to Diageo, he oversaw business, sales and tax functions in the Canadian spirits, pharmaceutical and financial sectors.

Christelle Gedeon
Chief Legal Officer

Christelle Gedeon was mostly recently a Partner at Fasken Martineau DuMoulin LLP, a prominent Bay Street law firm where her practice focused on the life sciences industry, advising on intellectual property matters, regulated products under the Food and Drugs Act and general corporate commercial matters. She received her LL.B./B.C.L. from McGill University and holds a Ph.D. in clinical pharmacology and toxicology from the University of Toronto. She is called in the province of Quebec and Ontario and is currently the Chair of the Canadian Association of Professionals in Regulatory Affairs.

Gary Leong

Chief Scientific Officer

Mr. Leong, Aphria’s Chief Scientific Officer has a personal background in quality assurance, quality control, quality system audits, international and domestic regulatory affairs and product research and development. Gary’s commitment to research and scientific knowledge of the medical marijuana industry allows us here at Aphria to produce a cost effective and quality product. Prior to joining Aphria full time, Gary was the president of Neautrical Solutions Inc. located in Surrey, British Columbia. Prior to that, he was the Chief Scientific Officer at Jamieson Laboratories Limited. He began at Jamieson in the year 2000 as the Vice President of Scientific and Technical Affairs. He also held the position of Quality Control Manager at Boehringer Ingelheim Consumer Products: Quest Vitamins and Development Officer at Atomic Energy of

Canada: Radiochemical Company. Gary’s educational background began with a Bachelors of Science in Chemistry and has taken him most recently to an MBA in Quality Management from City University of Bellevue Washington. Gary is currently affiliated with The Life Sciences Working Team of Windsor-Essex Economic Development Corporation. In the past, he was a member of the Natural Health Products Directorate Program Advisory Committee and a board member of the Ontario Ginseng Innovation and Research Consortium.

Dennis Staudt
Director

Dennis Staudt, Director, has over 35 years’ experience providing business advice to private companies in Southwestern Ontario, having spent most of his career with PricewaterhouseCoopers LLP (“PwC”), including 22 years as a partner in the Audit and Assurance Group. Prior to being admitted to partnership, Mr. Staudt spent almost two years with PwC Germany in their Düsseldorf office. Following his retirement from PwC in 2012, Mr. Staudt continues to provide business advisory services to a number of private companies, primarily in the manufacturing and greenhouse sectors. He is also Vice-President of Staudt Farms Limited, a family owned farming operation in Leamington, Ontario. Mr. Staudt graduated from the University of Windsor in 1977 with a Bachelor of Commerce Degree. He obtained his Chartered Accountant (Ontario) designation in 1979 and his Certified Public Accountant (Illinois) designation in 1999. Mr. Staudt is also Advisory Board Member at the University of Windsor Centre for Executive and Professional Education. Mr. Staudt is Past Chair of the Leamington District Memorial Hospital Foundation, the Art Gallery of Windsor and the Art Gallery of Windsor Foundation. He also previously served on the Board of Governors of the University of Windsor and taught as a Sessional Lecturer in Accounting.

Dr. Philip Waddington
Director

Dr. Philip Waddington, Director, a trained naturopathic physician, has experience in regulating natural health products. From January 2000 to August 2008 Dr. Waddington served as the inaugural Director General of the Natural Health Products Directorate (NHPD) of Health Canada. Under his leadership, a new regulatory framework was defined, developed and implemented in Canada. Dr. Waddington received his training from the Canadian College of Naturopathic Medicine. He holds an MBA from the Richard Ivey School of Business at the University of Western Ontario and a B.Sc. Hon. in Biology from Queen’s University. He currently works as a consultant; helping companies deal with any regulatory, NHPD or government strategy issues.

Rena Persofsky
Director

Ms. Persofsky is an executive consultant in the Innovation Group at CIBC. She is a widely respected entrepreneur and strategist with a successful track record of creating 27 start-up companies and a rich history of investing in early stage companies. Ms. Persofsky serves as Board Chair for mobile on demand senior care and child care start-up BookJane, advises award winning payment card and platform technology firm Dynamics Inc. and is a board member for retail/QSR automation software specialty firm MeazureUp Inc.

Shawn Dym
Director

Mr. Dym is a managing director at York Plains Investment Corp., a private investment vehicle focused on maximizing absolute returns by investing in a wide array of asset classes, including successful cannabis related investments. He currently serves on the board of advisors for Green Acre Capital, Canada’s first private investment fund focused on the cannabis industry, as well as the board of directors at Wellpoint Health and Totally Green.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Aphria, no director or executive officer of Aphria, or shareholder holding a sufficient number of securities of Aphria to affect materially the control of the Company:

(a)                                 is, as at the date hereof, or has been, within the ten (10) years before the date hereof, a director or executive officer of any corporation that, while that person was acting in such capacity:

(i)                                   was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)                                was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(iii)                             within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

(b)                                 has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of Aphria, no director or executive officer of Aphria, or a shareholder holding sufficient number of securities of Aphria to affect materially the control of Aphria, has been subject to:

(a)                                 any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

We may from time to time become involved in transactions which conflict with the interests of our directors and the officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Aphria is not currently a party to any legal proceedings, nor is Aphria currently contemplating any legal proceedings, which are material to its business. Aphria is currently not aware of any existing or contemplated legal proceedings to which it is or was a party to, or to which any of its properties is or was the subject of. Aphria is not aware of any settlement agreements, penalties or sanctions that it has entered into before a court relating to securities legislation or with a securities regulatory authority or that would be material to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Prior to June 30, 2016, Aphria leased its greenhouse facilities from CF Greenhouses. CF Greenhouses is a greenhouse growing company controlled in part by Cole Cacciavillani, Director and Chief Operating Officer of Aphria. On June 30, 2016, Aphria acquired 360,000 square feet of production space, located on 36 acres of land from CF Greenhouses for total consideration of $6.1 million. The $6.1 million purchase price was satisfied by a $3.25 million cash payment and CF Greenhouses assuming a vendor take back mortgage, in the amount of $2.85 million, with a 5-year amortization period and bearing interest at 6.75%.

TRANFER AGENT AND REGISTAR

The transfer agent and registrar of Aphria is Computershare Trust Company of Canada at its offices in Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company during the twelve month period ending May 31, 2018 which are material or entered into before the twelve month period ending May 31, 2018 but are still in effect are:

(a)                                 the Licence;

(b)                                 the warrant indenture dated July 31, 2014 between Aphria, Black Sparrow and Valiant Trust Company (the “Warrant Indenture”) for the issue of an aggregate of 12,302,268 common share purchase share warrants entitling the holders thereof to purchase an aggregate of 12,302,268 Common Shares at a price of $1.50 per Common Share for a period of five years following the satisfaction of the Escrow release Conditions (as defined in the Warrant Indenture);

(c)                                  the warrant indenture dated December 11, 2016 between Aphria and Computershare Trust Company of Canada for the issue of an aggregate of 4,688,576 common share purchase share warrants entitling the holders thereof to purchase an aggregate of 4,688,576 Common Shares at a price of $1.75 per Common Share prior to December 11, 2018; and

(d)                                 a purchase and sale agreement to sell 26, 716,025 of the Company’s shares in Liberty at a price of $1.25 per share, at a discount of 12%, on February 5, 2018 , in exchange for short term notes for $33,395,031. This sale represents all of the Company’s shares in Liberty that are not subject to CSE escrow requirements. Each of Michael Surruya, Simon Serruya and Jack Serruya will purchase 80% of all transferred shares from Aphria individual or through an affiliate. The remaining 20% are being purchased by an affiliate of Delvaco Capital, namely Rockstar Kids Ltd. And NG Bahamas Ltd. The transaction also includes a call/put option for the remainder of the Company’s shares, which are currently subject to the CSE mandatory escrow requirements. Each purchase also signed a promissory note together with a guarantee of the purchaser’s obligations under their promissory note and the obligation s of such purchaser upon the exercise of the applicable call or put option, as applicable. Following the transaction, the Company retains an ownership position of 28/1% of the issued and outstanding shares of Liberty. The transaction include an opt-out to the Company’s benefit, in the event the TSX amends their regulations such that it permits U.S. based cannabis investments, resulting in the Option agreement automatically terminating, in which case, the Company will pay a pro-rate termination fee of $2.5 million dollars.

AUDIT COMMITTEE INFORMATION

As of May 31, 2018 the Audit Committee (the “Committee”) consists of Dennis Staudt, Renah Persofsky and Shawn Dym, all of whom are “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees. Each of the Audit Committee members has an understanding of the accounting principles used to prepare Aphria’s financial statements, experience preparing, auditing, analyzing or evaluating comparable financial statements and experience as to the general application of relevant accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting

The Audit Committee has the primary function of fulfilling its responsibilities in relation to reviewing the integrity of Aphria’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring Aphria’s compliance with legal and regulatory requirements, selecting the external auditor for shareholder approval; reviewing the qualifications, independence and performance of the external auditor; and reviewing the qualifications, independence and performance of Aphria’s internal auditors. The Audit Committee has specific responsibilities relating to Aphria’s financial reports; the external auditor; the internal audit function; internal controls; regulatory reports and returns; legal or compliance matters that have a material impact on Aphria; and Aphria’s whistleblowing procedures. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditor and key management members. Information concerning the relevant education and experience of the Audit Committee members can be found in “Directors and Officers” above. The full text of the Audit Committee’s charter is disclosed in Schedule “A”.

Pre-Approval Policies and Procedures

The Committee will pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but preapproval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

External Auditor Service Fees

The following table sets forth, by category, the fees for all services rendered by the Company’s external auditors, PricewaterhouseCoopers LLP for the financial year ended May 31, 2018, are as set out below (including estimates).

	May 2017	May 2018
Audit Fees(1)	$99,000	$285,000
Audit Related Fees(2)	$61,200	$179,872
Tax Fees(3)	—
All Other Fees	$107,500	$464,872

Notes:

(1)         Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)         Includes services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)         Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP was appointed as the auditor of the Company on October 27, 2016. PricewaterhouseCoopers LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Schedule A — Audit Committee Charter

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Aphria Inc. (“Aphria”).

Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                  financial reporting and disclosure requirements;

•                  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Aphria; and

•                  external and internal audit processes.

Composition and Membership

(a)                                 The Board will appoint the members (“Members”) of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of Aphria or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b)                                 The Committee will consist of at least three directors. Each Member will meet the criteria for financial literacy established by applicable laws and the rules of any stock exchanges upon which Aphria’s securities are listed, including National Instrument 52-110 — Audit Committees. All Members will meet the criteria for independence established by the aforementioned laws and rules. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

(c)                                  The Board will appoint one of the Members to act as the chairman of the Committee (the “Chairman”). The Executive Administrator of Aphria (the “secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

Meetings

(a)                                 Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

(b)                                 At the request of the external auditors of Aphria, the Chief Executive Officer or the Chief Financial Officer of Aphria or any Member, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c)                                  The Chairman, if present, will act as the chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee the Members in attendance may select one of the members to act as chairman of the meeting.

(d)                                 A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e)                                  The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee may meet in camera without members of management in attendance for a portion of each meeting of the Committee, as the Committee deems appropriate.

(f)                                   In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Aphria to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

With respect to Financial Reporting and Disclosure

(a)                                 review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b)                                 review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(c)                                  review with management of Aphria, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Aphria’s financial position and the results of its operations in accordance with IFRS, as applicable;

(d)                                 seek to ensure that adequate procedures are in place for the review of Aphria’s public disclosure of financial information extracted or derived from Aphria’s financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration;

(e)                                  review the minutes from each meeting of the Responsible Parties, established pursuant to Aphria’s corporate disclosure policy, since the last meeting of the Committee;

With respect to Internal Controls and Audit

(a)                                 review the adequacy and effectiveness of Aphria’s system of internal control and management information systems through discussions with management and the external auditor to ensure that Aphria maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Aphria’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Aphria at any particular time;

(b)                                 satisfy itself that management has established adequate procedures for the review of Aphria’s disclosure of financial information extracted or derived directly from Aphria’s financial statements;

(c)                                  satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(d)                                 review and discuss Aphria’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e)                                  review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Aphria’s risk management policies and procedures with regard to identification of Aphria’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Aphria; and,

(f)                                   as applicable recommend the appointment, or if necessary, the dismissal of the head of Aphria’s internal audit process;

With respect to External Audit

(a)                                 recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of Aphria;

(b)                                 ensure the external auditors report directly to the Committee on a regular basis;

(c)                                  review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d)                                 review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;

(e)                                  review the audit plan of the external auditors prior to the commencement of the audit;

(f)                                   establish and maintain a direct line of communication with Aphria’s external and internal auditors;

(g)                                  meet in camera with only the auditors, with only management, and with only the members of the Committee at every Committee meeting where, and to the extent that, such parties are present and the Committee deems appropriate;

(h)                                 oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors’ team;

(i)                                     oversee the work of the external auditors appointed by the shareholders of Aphria with respect to preparing and issuing an audit report or performing other audit, review or attest services for Aphria, including the resolution of issues between management of Aphria and the external auditors regarding financial disclosure;

(j)                                    review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Aphria, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k)                                 discuss with the external auditors their perception of Aphria’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l)                                     discuss with the external auditors their perception of Aphria’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(m)                             review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(n)                                 review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

With Respect to Additional Responsibilities

(a)                                 review and approve Aphria’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Aphria; and

With Respect to Non-Audit Services

(a)                                 pre-approve all non-audit services to be provided to Aphria or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Aphria’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Aphria, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Aphria’s financial information or public disclosure.

Reporting

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The minutes of each meeting of the Committee will be available to the members of the Board, at their request.

Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Aphria that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Aphria’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors.

Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.